Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

DATED AS OF THE 10TH DAY OF SEPTEMBER, 2002

BY AND AMONG

CHARTER FINANCIAL CORPORATION, CHARTERBANK

AND

EBA BANCSHARES, INC.

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		Page
	ARTICLE V
	CONDITIONS TO CONSUMMATION

Section 5.01	Conditions to Each Party’s Obligations	30
Section 5.02	Conditions to the Obligations of Purchaser Under this Agreement	31
Section 5.03	Conditions to the Obligations of Seller	32

	ARTICLE VI
	TERMINATION

Section 6.01	Termination	32
Section 6.02	Effect of Termination; Expenses	33
Section 6.03	Third Party Termination	34

	ARTICLE VII
	CLOSING, EFFECTIVE DATE AND EFFECTIVE TIME

Section 7.01	Effective Date and Effective Time	35
Section 7.02	Deliveries at the Closing	35

	ARTICLE VIII
	OTHER MATTERS

Section 8.01	Certain Definitions; Interpretation	36
Section 8.02	Non-Survival of Representations and Warranties	36
Section 8.03	Waiver; Amendment	36
Section 8.04	Counterparts	36
Section 8.05	Governing Law	37
Section 8.06	Expenses	37
Section 8.07	Notices	37
Section 8.08	Entire Agreement; Etc.	38
Section 8.09	Assignment	38
Annex A	Plan of Merger by and among Charter Acquisition Sub I, Inc. and EBA Bancshares, Inc.
Annex B	Plan of Merger by and among CharterBank and Eagle Bank of Alabama

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This is a Business Combination Agreement, dated as of the 10th day of September, 2002 (this “Agreement”), by and among, Charter Financial Corporation, a federal corporation, having its principal offices in West Point, Georgia (“Purchaser”), CharterBank, a federal savings association, having its principal offices in West Point, Georgia (“Purchaser Bank”), and EBA Bancshares, Inc., an Alabama corporation, having its principal offices in Opelika, Alabama (“Seller”) and the parent company of Eagle Bank of Alabama (“Seller Bank”).

INTRODUCTORY STATEMENT

Each of Purchaser, Purchaser Bank, Seller and Seller Bank (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of Purchaser, Purchaser Bank, Seller and Seller Bank, respectively, and in the best interests of their respective stockholders, (ii) has determined that this Agreement and the transactions contemplated hereby are consistent with, and in furtherance of, the respective business strategies of Purchaser, Purchaser Bank, Seller and Seller Bank and (iii) has approved this Agreement.

Purchaser, Purchaser Bank, Seller and Seller Bank desire to make certain representations, warranties and agreements in connection with the business combination transaction provided for herein and to prescribe various conditions to such transaction.

In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I

THE MERGER

Section 1.01    Structure of the Merger.    Purchaser Bank will cause Charter Acquisition Sub I, Inc., to be organized as an Alabama wholly-owned special purpose subsidiary of Purchaser Bank (“Merger Sub”). On the Effective Date (as defined in Section 7.01), Merger Sub will merge (the “Merger”) with and into Seller, with Seller being the surviving entity (the “Surviving Corporation”), pursuant to the provisions of, and with the effect provided in, the Alabama Business Corporation Act (“ABCA”) and pursuant to the terms and conditions of an agreement and plan of merger to be entered into between Merger Sub and Seller in the form attached hereto as Annex A. The separate corporate existence of Merger Sub shall thereupon cease. The Surviving Corporation shall continue to be governed by the laws of the State of Alabama and its separate corporate existence with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. At the Effective Time (as defined in Section 7.01), the articles of incorporation and bylaws of Seller shall be amended in their entirety to conform to the articles of incorporation and bylaws of Merger Sub in effect immediately prior to the Effective Time and shall become the articles of incorporation and bylaws of the Surviving Corporation. At the Effective Time, the directors and officers of Merger Sub shall become the directors and officers of the Surviving Corporation. The name of the surviving Corporation shall be EBA Bancshares, Inc.

Section 1.02    Bank Merger.    Immediately after the Merger, the Board of Directors of the Surviving Corporation shall adopt a plan of dissolution (which shall be a plan of complete liquidation and dissolution of the Surviving Corporation for purposes of Section 332(a) and 337(a) of the Internal Revenue Code of 1986, as amended the (“Code”) ) and shall cause articles of dissolution authorized in accordance with Section 10-2B-11.01 of the ABCA to be filed with the Secretary of State of the State of Alabama. Upon the certificate of dissolution becoming effective, the Purchaser Bank and the Seller Bank shall enter into a plan of merger in the form attached hereto as Annex B pursuant to which the Seller Bank will be merged with and into the Purchaser Bank pursuant to and with the effect set forth in the regulations of the Office of Thrift Supervision (the “OTS”) (the “Bank Merger”). The documentation relating to the Bank Merger shall provide that the directors of the Purchaser Bank as the surviving entity of the Bank Merger shall be all of the respective directors of the Purchaser Bank immediately prior to such merger.

Section 1.03    Effect on Outstanding Shares.    By virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of Seller Common Stock, issued and outstanding at the Effective Time (other than (i) shares the holder of which (the “Dissenting Stockholder”) pursuant to any applicable law providing for dissenters’ or appraisal rights is entitled to receive payment in accordance with the provisions of any such law, such holder to have only the rights provided in any such law (the “Dissenters’ Shares”) and (ii) shares held directly or indirectly by Purchaser (other than (A) shares held in a fiduciary capacity or (B) shares held in satisfaction of a debt previously contracted), (the shares referred to in clauses (i) and (ii) are hereinafter collectively referred to as the “Excluded Shares”)) shall become and be converted into the right to receive from Purchaser Bank $17.00 in cash without interest (the “Merger Consideration”).

(a)  As of the Effective Time, each Excluded Share, other than Dissenters’ Shares, shall be canceled and retired and cease to exist, and no exchange or payment shall be made with respect thereto.

(b)  As of the Effective Time, all shares of Seller Common Stock other than Excluded Shares shall no longer be outstanding and shall be automatically cancelled and retired and shall cease to exist, and each holder of a certificate formerly representing any such share of Seller Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration. After the Effective Time, there shall be no transfers on the stock transfer books of Seller.

Section 1.04    Exchange Procedures.    (a)  At and after the Effective Time, each certificate (each a “Certificate”) previously representing shares of Seller Common Stock (except as specifically set forth in Section 1.02) shall represent only the right to receive the Merger Consideration.

(b)  Within two (2) business days following approval of the Agreement and related transactions by Seller’s stockholders, the Purchaser shall forward by first class mail to each holder of record of a Certificate or Certificates as of the record date for the Seller Special Meeting to approve the Agreement, the following: (i) a letter of transmittal specifying that delivery shall be effected, only upon delivery of the Certificates to the Purchaser, which shall be in a form and contain any other provisions as the Purchaser may reasonably determine; and (ii)

instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Purchaser shall also forward by first class mail to each holder of record of a Certificate as of the Effective Time, the items specified in clause (i) and (ii) above, within ten (10) business days after the Effective Time. Risk of loss and title to the Certificates shall pass at the Effective Time with respect to those Certificates properly delivered to the Purchaser prior thereto and, with respect to the Certificates properly delivered to the Purchaser after the Effective Time, risk of loss shall pass only upon such delivery. Until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, any surrender of such a Certificate or Certificates shall be irrevocable. On the first business day following the Effective Date, each stockholder of the Seller that has properly presented and surrendered his or her Certificate or Certificates to the Purchaser, together with a properly completed and duly executed letter of transmittal, at the main office of Seller Bank shall be entitled to receive immediately on exchange therefor a check drawn on a financial institution authorized to conduct business in Georgia as a bank or savings association, payable in immediately available U.S. funds in an amount equal to the product of the number of shares of Seller Common Stock represented by the Certificate or Certificates surrendered pursuant to the provisions hereof and $17.00, and the Certificate or Certificates so surrendered shall forthwith be canceled. As to all other stockholders, if all required documentation is received by the Purchaser within one hundred twenty (120) days after the Effective Time, Purchaser shall make payment of the Merger Consideration to such stockholder, with respect to the Certificates so delivered and surrendered, within five (5) business days of the receipt of such documentation. If all required documentation is received by the Purchaser after the one hundred twenty day (120) period, Purchaser shall make payment of the Merger Consideration to such stockholder with reasonable promptness. No interest will be paid or accrued on the Merger Consideration. In the event of a transfer of ownership of any shares of Seller Common Stock not registered in the transfer records of Seller prior to the Effective Date, a check for the Merger Consideration may be issued to the transferee if the Certificate representing such Seller Common Stock is presented to the Purchaser, accompanied by documents sufficient, in the reasonable discretion of Purchaser, (i) to evidence and effect such transfer and (ii) to evidence that all applicable stock transfer taxes have been paid.

(c)  From and after the Effective Time, there shall be no transfers on the stock transfer records of Seller of any shares of Seller Common Stock that were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to Purchaser or the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 1.04.

(d)  If outstanding Certificates for shares of Seller Common Stock are not delivered and surrendered or the payment for them is not claimed prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Purchaser (and to the extent not in its possession shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding any other provisions of this Agreement, none of Purchaser, the Surviving Corporation, the Purchaser or any other person shall be liable to any former holder of Seller

Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(e)  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Purchaser, the posting by such person of a reasonable bond in such amount as the Purchaser may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Purchaser will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

Section 1.05    Dissenters’ Rights.    Notwithstanding anything in this Agreement to the contrary, any shares of Seller Common Stock that are issued and outstanding as of the Effective Time and that are held by a stockholder who has properly exercised his or her appraisal rights under Section 10-2B-B.01 et seq. of the ABCA shall not be converted into the right to receive the Merger Consideration unless and until the holder shall have failed to perfect, or shall have effectively withdrawn or lost, his or her right to dissent from the Merger under the ABCA and to receive such consideration as may be determined to be due with respect to such Dissenters’ Shares pursuant to and subject to the requirements of the ABCA. If any such Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost the right to dissent, the Dissenters’ Shares held by the holder shall thereupon be treated as though such Dissenters’ Shares had been converted into the right to receive the Merger Consideration pursuant to Section 1.03. Seller shall give Purchaser (i) prompt notice of any notice or demands for appraisal or payment for shares of Seller Common Stock, attempted withdrawals of any such demands and any other instruments served pursuant to the ABCA and received by Seller relating to stockholders’ rights of appraisal and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands or notices. Seller shall not, without the prior written consent of Purchaser, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.01    Standards.    (a) No representation or warranty of Seller, Seller Bank, Purchaser or Purchaser Bank contained in Section 2.02 or 2.03, respectively, shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, on account of the existence of any fact, circumstance or event unless, as a direct or indirect consequence of such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Section 2.02 or 2.03, as applicable, there is a Material Adverse Effect (as defined below). Seller’s or Seller Bank’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached as a result of effects arising solely from actions taken in compliance with this Agreement or a written request of Purchaser or Purchaser Bank.

(b)  As used in this Agreement, the term “Material Adverse Effect” means an effect which (i) is material and adverse to the business, assets, liabilities, financial condition or results of operations of Seller and Seller Bank, or Purchaser and Purchaser Bank, as the context may dictate, taken as a whole and on a consolidated basis, other than any such effect attributable to or resulting from (A) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (B) any change in generally accepted accounting principles (“GAAP”) or regulatory accounting principles, in each case which affects banks, thrifts or their holding companies generally, (C) any change in economic or other conditions affecting banks, thrifts or their holding companies generally, including changes in the prevailing level of interest rates, (D) actions or omissions of Seller and Seller Bank, or Purchaser and Purchaser Bank, taken with the prior informed written consent of the other party in contemplation of the transactions contemplated hereby, or (E) the Merger and compliance with the provisions of this Agreement on the operating performance of Seller and Seller Bank, or Purchaser and Purchaser Bank, including expenses incurred in connection with this Agreement and the transactions contemplated hereby; or (ii) materially and adversely affects the ability of Seller or Purchaser, as the context may dictate, to perform its material obligations hereunder or (iii) materially and adversely affects the timely consummation of the transactions contemplated hereby, other than regulatory conditions imposed upon Purchaser or Purchaser Bank. Each Party shall promptly notify the other if it becomes aware of a Material Adverse Effect.

(c)  For purposes of this Agreement, “knowledge” shall mean, with respect to a party hereto, actual knowledge of the members of the Board of Directors of that party, its counsel or any officer of that party.

Section 2.02    Representations and Warranties of Seller.    Subject to Section 2.01 and except as provided in Schedule 2.02, Seller represents and warrants to Purchaser and Purchaser Bank that:

(a)  Organization.    (i) Seller is a corporation duly organized and validly existing under the laws of the State of Alabama, and is a bank holding company duly registered with the Board of Governors of the Federal Reserve System (the “FRB”) under the Bank Holding Company Act of 1956, as amended (“BHCA”). Seller has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Seller owns beneficially and of record all of the shares of capital stock of Seller Bank.

(ii)  Seller Bank is a banking corporation duly organized and validly existing under the laws of the State of Alabama. The deposit accounts of Seller Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Seller Bank has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

(iii)  Seller and Seller Bank are duly qualified to do business in each jurisdiction in which the nature of their respective businesses or the ownership or leasing of their respective properties makes such qualification necessary.

(iv) Other than Seller’s ownership of Seller Bank, neither Seller nor Seller Bank owns, directly or indirectly, 5% or more of the ownership interests in any corporation, partnership, or similar organization, as of the date of this Agreement. All of the shares of capital stock of Seller Bank held by Seller are validly issued, fully paid, nonassessable and not subject to any preemptive rights and are owned by Seller free and clear of any claims, liens, encumbrances or restrictions (other than those imposed by applicable federal and state securities laws) and there are no agreements or understandings with respect to the voting or disposition of any such shares.

(b)  Capital Structure.    (i) The authorized capital stock of Seller consists of 1,000,000 shares of Seller Common Stock. As of the date of this Agreement: 496,852 shares of Seller Common Stock were issued and outstanding, and no shares of Seller Common Stock were reserved for future issuance. All outstanding shares of Seller Common Stock are validly issued, fully paid and nonassessable and not subject to any preemptive rights and there are no agreements or understandings with respect to the voting or disposition of any such shares.

The authorized capital stock of the Seller Bank consists of 1,000,000 shares of Class A common stock, par value $0.01 per share (the “Seller Bank Common Stock”), and 5,000 shares of Class B common stock, par value $1.00 per share (the “Seller Bank Class B Stock”). As of the date of this Agreement, 496,852 shares of the Seller Bank Common Stock were outstanding, no shares of the Seller Bank Class B Stock were outstanding and all outstanding shares of the Seller Bank Common Stock were, and as of the Effective Time will be, owned by Seller. All of the outstanding shares of the Seller Bank Common Stock are validly issued, fully paid and nonassessable and not subject to any preemptive rights and there are no agreements or understandings with respect to the voting or disposition of any such shares.

(ii) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of Seller may vote are issued or outstanding.

(iii) As of the date of this Agreement and, except for this Agreement and the Seller Option Agreement, neither Seller nor the Seller Bank has or is bound by any outstanding options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating Seller or the Seller Bank to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of Seller or the Seller Bank or obligating Seller or the Seller Bank to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding contractual obligations of Seller or the Seller Bank to repurchase, redeem or otherwise acquire any shares of capital stock of Seller or the Seller Bank.

(c)  Authority.    Seller and Seller Bank each have all requisite corporate power and authority to enter into this Agreement and, subject to approval of this Agreement by the requisite vote of the stockholders of Seller and Seller Bank and the receipt of all required regulatory or government approvals, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and, subject to the approval of this Agreement by the stockholders of Seller and Seller Bank, the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate actions on the part of each of Seller and Seller Bank. This Agreement has been duly executed and delivered by each of Seller and Seller Bank and constitutes a valid and binding obligation of each of Seller and Seller Bank, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, whether applied in a court of law or a court of equity, and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(d)  Stockholder Approval; Fairness Opinion.    As to Seller, the affirmative vote of at least a majority of the shares of Seller Common Stock present at the meeting to vote on this Agreement is the only remaining stockholder vote required for approval of this Agreement and consummation of the Merger and the other transactions contemplated hereby. Seller has approved this Agreement and consummation of the Merger and the other transactions contemplated hereby in its capacity as the sole stockholder of the Seller Bank. Seller has received the opinion of Ferguson and Company, Dallas, Texas, to the effect that, as of the date hereof, the Merger Consideration to be received by the stockholders of Seller is fair, from a financial point of view, to such stockholders (the “Fairness Opinion”).

(e)  No Violations.    Subject to approval of this Agreement by Seller’s stockholders and the obtaining of the approvals, consents and waivers referred to in Section 2.02(f), the execution, delivery and performance of this Agreement by Seller will not, and the consummation of the transactions contemplated hereby by Seller will not, constitute (i) a breach or violation of, or a default under, any law, including any Environmental Law (as defined in Section 2.02(r)), rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Seller or the Seller Bank or to which Seller or the Seller Bank is subject, or enable any person to enjoin the Merger or the other transactions contemplated hereby, (ii) a breach or violation of, or a default under, the articles of incorporation or bylaws of Seller or the Seller Bank or (iii) a breach or violation of, or a default under (or an event which with due notice or lapse of time or both would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of Seller or the Seller Bank under, any of the terms, conditions or provisions of any material note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Seller or the Seller Bank is a party, or to which any of their respective properties or assets may be bound or affected (other than under employee benefit plans to which the Seller and the Seller Bank are a party). The consummation of the transactions contemplated hereby will not require any approval, consent or waiver under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the approval, consent or waiver of any other party to any such agreement, indenture or instrument, other than (A) the required approvals, consents and waivers referred to in Section 5.01(b) and (B) the approval of the stockholders of Seller and Seller Bank referred to in Section 2.02(d). Seller Bank has a “satisfactory” Community Reinvestment Act (“CRA”) rating and has not been the subject of protest or adverse community comment based upon CRA or equal credit opportunity considerations, since the date of its last CRA exam.

(f)  Consents.    Except as referred to herein or in connection, or in compliance, with the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Home Owners’ Loan Act (the “HOLA”), the Bank

Merger Act, as amended (the “BMA”), the BHCA, the FDIA, the ABCA, the rules and regulations of the OTS, the banking law of the State of Alabama, and the environmental, corporation, securities or “blue sky” laws or regulations of the various states, no filing or registration with, or authorization, consent or approval of, any other party is necessary for the consummation by Seller or Seller Bank of the Merger, the Bank Merger or the other transactions contemplated by this Agreement. As of the date hereof, Seller knows of no reason, with respect to Seller or Seller Bank, why the approvals, consents and waivers of governmental authorities referred to in this Section 2.02(f) or in Section 4.05 that are required to be obtained should not be obtained without the imposition of any material condition or restriction.

(g)  Reports.    (i) As of their respective dates, neither Seller’s Audited Financial Report for the fiscal year ended December 31, 2001 nor any other quarterly financial report provided to the stockholders of the Seller subsequent to December 31, 2001, each in the form (including exhibits and any documents specifically incorporated by reference therein) filed with the corporate records of the Seller (collectively, “Seller Reports”), contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements of Seller included in the Seller Reports complied as to form, as of their respective dates, in all material respects with applicable accounting requirements with respect thereto and have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto). Each of the annual audited and quarterly consolidated statements of financial condition contained or incorporated by reference in Seller Reports (including in each case any related notes and schedules) fairly presented the consolidated financial position of the entity or entities to which it relates as of its date and each of the consolidated statements of income and of changes in shareholders’ equity and of cash flows, contained or incorporated by reference in Seller Reports (including in each case any related notes and schedules), fairly presented the consolidated results of operations, shareholders’ equity and cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein. No event has occurred that would cause a normal year-end adjustment to the unaudited interim financial statements prepared prior to the date hereof that would be material in amount or effect and no such adjustment is reasonably likely to occur. Seller has made available to Purchaser a true and complete copy of each Seller Report since December 31, 2001.

Seller and the Seller Bank have each timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1998 with, (A) the FDIC, (B) the FRB, (C) the Alabama Banking Department, (D) any other state or federal regulatory authority having jurisdiction over insured depository institutions or their holding companies, and (E) any other self-regulatory organization (“SRO”), and have paid all fees and assessments due and payable in connection therewith.

(h)  Absence of Certain Changes or Events.    Schedule 2.02(h) sets forth the reasonable out of pocket fees and disbursements of Seller incurred in connection with the negotiation of this Agreement from and after June 30, 2002 through July 31, 2002, plus a good faith reasonable estimate of reasonable attorney’s fees of Seller and the fees of Seller’s financial advisor anticipated to be incurred subsequent to July 31, 2002 in connection with the negotiation of this Agreement and the completion of the transactions contemplated hereby. Since March 31, 2002 (i) Seller and the Seller Bank have not incurred any liability, except in the ordinary course of their business consistent with past practice or in connection with this Agreement and the transactions contemplated hereby, (ii) Seller and the Seller Bank have conducted their respective businesses only in the ordinary and usual course of such businesses and (iii) there has not been any condition, event, change or occurrence that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on Seller.

(i)  Taxes.    All federal, state, local and foreign tax returns required to be filed by or on behalf of Seller or the Seller Bank have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All taxes shown on such returns, all taxes required to be shown on returns for which extensions have been granted, and all other taxes required to be paid by Seller or the Seller Bank, have been paid in full or adequate provision has been made for any such taxes on Seller’s balance sheet (in accordance with GAAP), except those that are being contested in good faith and are set forth in Schedule 2.02(i). For purposes of this Section 2.02(i), the term “taxes” shall include all income, sales, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes. As of the date of this Agreement, there is no audit examination, deficiency, or refund litigation pending with respect to any taxes of Seller or the Seller Bank, and no claim has been made by any authority in a jurisdiction where Seller or the Seller Bank do not file tax returns that Seller or the Seller Bank is subject to taxation in that jurisdiction. All taxes, interest, additions, and penalties due with respect to completed and settled examinations or concluded litigation relating to Seller or the Seller Bank have been paid in full or adequate provision has been made for any such taxes on Seller’s balance sheet (in accordance with GAAP). Seller and the Seller Bank have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. Seller and the Seller Bank have withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and Seller and the Seller Bank have timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements. Neither Seller nor the Seller Bank (i) has made an election under Section 341(f) of the Code, (ii) has made any payment, is obligated to make any payment, or is a party to any agreement that could obligate it to make any payment that would be nondeductible under Section 280G of the Code, (iii) has issued or assumed any obligation under Section 279 of the Code, any high yield discount obligation as described in Section 163(i) of the Code or any registration-required obligation within the meaning of Section 163(f)(2) of the Code that is not in registered form, or (iv) is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(j)  Absence of Claims.    Except as set forth in Schedule 2.02(j), no litigation, proceeding or controversy before any court or governmental agency is pending against Seller or the Seller Bank, and there is no pending claim, action or proceeding against Seller or the Seller

Bank and, to Seller’s knowledge, no such litigation, proceeding, controversy, claim or action has been threatened.

(k)  Absence of Regulatory Actions.    Neither Seller nor the Seller Bank is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, federal or state governmental authorities charged with the supervision or regulation of depository institutions or depository institution holding companies or engaged in the insurance of bank and/or savings and loan deposits or trust activities (“Government Regulators”), nor has it been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar undertaking.

(l)  Agreements.    (i) Except arrangements made in the ordinary course of business, and except as set forth in Schedule 2.02(l), Seller and the Seller Bank are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K of the Securities Act) to be performed after the date hereof. Neither Seller nor the Seller Bank is a party to an oral or written (A) agreement with any executive officer or other key employee of Seller or the Seller Bank the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Seller or the Seller Bank of the nature contemplated by this Agreement, (B) agreement with respect to any employee or director of Seller or the Seller Bank providing any term of employment or compensation guarantee, (C) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or (D) agreement containing covenants that limit the ability of Seller or the Seller Bank to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, Seller (including any successor thereof) may carry on its business (other than as may be required by law or any regulatory agency). Neither Seller nor the Seller Bank has entered into, adopted or modified the terms of any of the foregoing since June 30, 2002.

(ii)  Neither Seller nor the Seller Bank is in default under or in violation of any provision, and is not aware of any fact or circumstance that has been or could be alleged to constitute a default or violation, of any note, bond, indenture, mortgage, deed of trust, loan agreement or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject.

(iii) Schedule 2.02(l)(iii) sets forth all trade names, service marks, trademarks and copyrights pertaining to computer software used by Seller or the Seller Bank in connection with any of its businesses, together (if applicable) with all licenses, pursuant to which Seller or the Seller Bank enjoys the right to use any of such items of intellectual property. Seller and the Seller Bank own or possess valid and binding license and other rights to use without payment all patents, copyrights, trade secrets, trade names, servicemarks and trademarks used in its businesses and neither Seller nor the Seller Bank has received any notice of conflict with respect thereto that asserts the right of others. Each of Seller and the Seller Bank has performed all the obligations required to be performed by it and are not in default under any contract, agreement, arrangement or commitment relating to any of the foregoing, except as set forth in Schedule 2.02(l)(iii).

(m)  Labor Matters.    Neither Seller nor the Seller Bank is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Seller or the Seller Bank the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or the Seller Bank to bargain with any labor organization as to wages and conditions of employment, nor is the management of Seller aware of any strike, other labor dispute or organizational effort involving Seller or the Seller Bank pending or threatened. Seller and the Seller Bank are in compliance with applicable laws regarding employment of employees and retention of independent contractors, and are in compliance with applicable employment tax laws.

(n)  Employee Benefit Plans.    Schedule 2.02(n) contains a complete and accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, split dollar insurance, group insurance, severance and other benefit plans, contracts, agreements, arrangements, including, but not limited to, “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all trust agreements related thereto, with respect to any current or former directors, officers, or other employees of Seller or the Seller Bank (hereinafter referred to collectively as the “Employee Plans”). All of the Employee Plans comply in all material respects with all applicable requirements of ERISA, the Code and other applicable laws; and neither Seller nor the Seller Bank has engaged in a “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) which is likely to result in any penalties or taxes under Sections 502(i) or 502(l) of ERISA or Section 4975 of the Code. Neither Seller, the Seller Bank, nor any entity which is considered one employer with Seller under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”) has contributed to any “multiemployer plan”, as defined in Section 3(37) of ERISA, on or after September 26, 1980. Neither Seller, the Seller Bank, nor any ERISA Affiliate maintains or has ever maintained any Employer Plan subject to Title IV of ERISA or any “single-employer plan” as defined in Section 4001(a)(15) of ERISA. Each Employee Plan of Seller or the Seller Bank which is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code (a “Qualified Plan”) has received a favorable determination letter from the Internal Revenue Service (the “IRS”) and Seller and the Seller Bank are not aware of any circumstances likely to result in revocation of any such favorable determination letter. Each Qualified Plan which is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the Code) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the Code and the regulations thereunder in all material respects and any assets of any such Qualified Plan that are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness. There is no pending or threatened litigation, administrative action or proceeding relating to any Employee Plan, except as set forth in Schedule 2.02(j). Since December 31, 2001, there has been no announcement or commitment by Seller or the Seller Bank to create an additional Employee Plan, or to amend an Employee Plan after the date hereof except for amendments required by applicable law or the express terms of this Agreement or which do not materially increase the cost of such Employee Plan; Seller and the Seller Bank do not have any obligations for post-retirement or post-employment benefits under any Employee Plan that cannot be amended or terminated upon no more than sixty (60) days’ notice without incurring any liability thereunder, other than pursuant to existing agreements specifically identified as providing such benefits and disclosed in Schedule 2.02(n). With respect to Seller or the Seller Bank the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in any payment or series of payments by Seller or the Seller Bank to any person which is an “excess parachute payment” (as defined in Section 280G of the Code), will not increase or secure (by way of a trust or other vehicle) any benefits payable under any Employee Plan other than a Qualified Plan and not, by itself, accelerate the time of payment or vesting of any such benefit. With respect to each Employee Plan, if applicable, Seller has made available to Purchaser a true and correct copy of (A) the annual report on the applicable form of the Form 5500 series filed with the IRS for the three most recent plan years, (B) such Employee Plan, including amendments thereto, (C) each trust agreement, insurance contract or other funding arrangement relating to such Employee Plan, including amendments thereto, (D) the most recent summary plan description and material employee communication for such Employee Plan, including amendments thereto, if the Employee Plan is subject to Title I of ERISA, and (E) the most recent determination letter issued by the IRS if such Employee Plan is a Qualified Plan. Seller has not, since December 31, 2001, adopted or amended any of the Employee Plans. The cost of any post-retirement benefits that were deemed to be too immaterial to be included in Seller Reports under Statement of Financial Accounting Standards No. 106 “Employers Accounting for Postretirement Benefits Other than Pensions” are set forth in Schedule 2.02(n).

(o)  Title to Assets.    Seller and the Seller Bank have good and marketable title to their properties and assets other than property as to which (i) it is lessee, in which case the related lease is valid and in full force and effect or (ii) it is licensee or sub-licensee, in which case the related license and/or sublicense, as applicable, is valid and in full force and effect. Additionally, with respect to any properties in which Seller and any the Seller Bank is a sub-licensee, the master license agreement is valid and in full force and effect. Each lease pursuant to which Seller or the Seller Bank is lessor is valid and in full force and effect and no lessee under any such lease is in default or in violation of any provisions of any such lease. To Seller’s knowledge, all material tangible properties of Seller and the Seller Bank are in a good state of maintenance and repair, conform in all material respects with all applicable ordinances, regulations and zoning laws and are considered by Seller to be adequate for the current business of Seller and the Seller Bank.

(p)  Compliance with Laws.    Seller and the Seller Bank have all permits, licenses, certificates of authority, orders and approvals of, and have made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit them to carry on their business as they are presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the knowledge of Seller, no suspension or cancellation of any of them is threatened. Since December 31, 1997, the corporate affairs of Seller and Seller Bank have not been conducted in violation of any law, ordinance, regulation, order, writ, rule, decree or approval of any federal or state regulatory authority having jurisdiction over insured depositary institutions or their holding companies or any SRO (each, a “Governmental Entity”), except for any such non-compliance or violations that would not have a Material Adverse Effect. The business of Seller and the Seller Bank are not being conducted in violation of any law, ordinance, regulation, order, writ, rule, decree or approval of any Governmental Entity.

(q)  Fees.    Except for DD&F Consulting Group, neither Seller nor the Seller Bank, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder’s fees in connection with this Agreement or the transactions contemplated hereby.

(r)  Environmental Matters.     Environmental Matters.    (i) Each of the following representations is expressly limited to the period of (1) Seller’s or Seller Bank’s ownership or operation of any of their respective current or formerly owned properties, (2) Seller’s or Seller Bank’s participation in the management of any participation facility, or its or Seller Bank’s holding of a security interest in a loan property. With respect to Seller and Seller Bank:

(A)  Each of Seller and Seller Bank, each Participation Facility (as defined below), and, to Seller’s knowledge, each Loan Property (as defined below) are, and have been, in substantial compliance with all Environmental Laws (as defined below);

(B)  There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of Seller, threatened, before any court, governmental agency or board or other forum against it or Seller Bank or any current or former Participation Facility for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the Release (as defined below) into the environment of any Hazardous Material (as defined below), whether or not occurring at or on a site owned, leased or operated by it or Seller Bank or any Participation Facility;

(C)  To Seller’s knowledge, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened, before any court, governmental agency or board or other forum relating to or against any Loan Property (or Seller or Seller Bank in respect of such Loan Property) (x) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the Release into the environment of any Hazardous Material whether or not occurring at or on a site owned, leased or operated by a Loan Property;

(D)  To Seller’s knowledge, there is no reasonable basis for any suit, claim, action, demand, executive or administrative order, directive or proceeding of a type described in Section 2.02(r)(i)(B) or (C);

(E)  To Seller’s knowledge, the properties currently or formerly owned or operated by Seller or Seller Bank (including, without limitation, soil,

groundwater or surface water on, under or adjacent to the properties, and buildings thereon) do not contain any Hazardous Material other than in compliance with applicable Environmental Law;

(F) None of Seller or Seller Bank has received any written notice, demand letter, executive or administrative order, directive or request for information from any federal, state, local or foreign governmental entity or any third party relating to Hazardous Materials or Remediation (defined below) thereof or indicating that it may be in violation of, or liable under, any Environmental Law, other environmental conditions in connection with the Loan Properties, or any actual or potential administrative or judicial proceedings in connection with any of the foregoing;

(G) To Seller’s knowledge, there are no underground storage tanks on, in or under any properties currently or formerly owned or operated by Seller or Seller Bank, any Participation Facility or any Loan Property and no underground storage tanks have been closed or removed from any properties currently or formerly owned or operated by Seller or Seller Bank, any Participation Facility or any Loan Property which are or have been in the ownership of Seller or Seller Bank;

(H) To Seller’s knowledge, (m) Seller’s or Seller Bank’s participation in the management of any Participation Facility, or (n) its or Seller Bank’s holding of a security interest in a Loan Property, there has been no Release, and there is currently no threatened Release of Hazardous Material in, on, under, affecting or migrating to such properties in violation of Environmental Laws; provided, however, that with respect to properties formerly owned or operated by Seller or Seller Bank, such representation is limited to the period Seller or Seller Bank owned or operated such properties. To Seller’s knowledge, prior to the period of (x) Seller’s or Seller Bank’s ownership or operation of any of their respective current properties, (y) Seller’s or Seller Bank’s participation in the management of any Participation Facility, or (z) Seller’s or Seller Bank’s holding of a security interest in a Loan Property, there was no Release of Hazardous Material in, on, under, affecting or migrating to any such property, Participation Facility or Loan Property in violation of Environmental Laws.

(ii)  The following definitions apply for purposes of this Section 2.03(r): (u) ”Loan Property” means any property in which the applicable party (or a Subsidiary (as defined below) of it) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property and is limited to those properties securing loans identified in the Disclosure Letter as “foreclosed loans,” “impaired loans” or “non-performing loans”, (v) “Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property; (w)

“Environmental Law” means (i) any applicable federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, directive, executive or administrative order, judgment, decree, injunction, requirement or agreement with any governmental entity, (A) relating to the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, structures, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety, or (B) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect, including all current Environmental Laws, regulations and the like addressing similar issues. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including, but not limited to, the Hazardous and Solid Waste Amendments thereto and Subtitle I relating to underground storage tanks), the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970, the Federal Hazardous Substances Transportation Act, the Emergency Planning and Community Right-To-Know Act, the Safe Drinking Water Act, the Endangered Species Act, the National Environmental Policy Act, the Rivers and Harbors Appropriation Act or any so-called “Superfund” or “Superlien” law, each as amended and as now in effect and (ii) any present federal, state and local laws, statutes, ordinances, rules, regulations and the like, as well as common law: conditioning transfer of property upon a negative declaration or other approval of a governmental authority of the environmental condition of the property; imposing conditions or requirements in connection with permits or other authorization for lawful activity; (x) “Hazardous Material” means any substance (whether solid, liquid or gas) which is currently defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, extremely hazardous wastes, or words of similar meanings or regulatory effect under any present Environmental Laws or historical usage, including, but not limited to, oil or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl, flammables and explosives; provided, however, the term does not include such substances in quantities normally utilized in or present by the customary operations located on the properties in question in compliance with Environmental Laws or historical usage; (y) “Release” of any Hazardous Material includes, but is not limited to, any release, deposit, discharge, emission, leaking, spilling, seeping, migrating, injecting, pumping, pouring, emptying, escaping, dumping, disposing or other unlawful or unpermitted movement of Hazardous Materials; and (z) “Remediation” includes, but is not limited to, any response, remedial, removal, or corrective action, any activity to cleanup, detoxify, decontaminate, contain or otherwise remediate any Hazardous Material, any actions to prevent, cure or mitigate any Release of Hazardous Materials, any action to comply with any Environmental Laws or with any permits issued pursuant thereto, any inspection, investigation, study, monitoring, assessment, audit, sampling and testing, laboratory or other analysis, or evaluation relating to any Hazardous Materials.

As used in this Agreement, unless the context requires otherwise, the term “Subsidiary” when used with respect to any party means any corporation or other organization, whether incorporated or unincoporated, which is consolidated with such party for financial reporting purposes or which is controlled, directly or indirectly, by such party.

(s)  Loan Portfolio; Allowance; Asset Quality.    (i) With respect to each loan owned by Seller or the Seller Bank in whole or in part (each, a “Loan”), to the best knowledge of Seller:

(A) the note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and subject to general principles of equity;

(B) neither Seller nor the Seller Bank nor any prior holder of a Loan has modified the note or any of the related security documents in any material respect or satisfied (other than the ordinary amortization of principal or prepayment of principal as permitted by the applicable loan documents), canceled or subordinated the note or any of the related security documents, in each case except as otherwise disclosed by documents in the applicable Loan file;

(C) Seller or the Seller Bank is the sole holder of legal and beneficial title to each Loan (or Seller’s or the Seller Bank’s applicable participation interest, as applicable);

(D) the note and the related security documents, copies of which are included in the Loan files, are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file;

(E) there is no pending or threatened condemnation proceeding or similar proceeding affecting the property which serves as security for a Loan;

(F) there is no litigation or proceeding pending or threatened, relating to the property which serves as security for a Loan that would have a material adverse effect upon the related Loan;

(G) with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable and the interest in such Loan of Seller or the Seller Bank created by such participation would not be a part of the insolvency estate of the Loan originator or other third party upon the insolvency thereof; and

(H) each Loan secured by a mortgage on residential property (except for construction loans) was originated by a bank, thrift, other HUD-approved lender, licensed mortgage broker or insurance company.

(ii) The Classified Loan Statement, dated the date hereof, provided by Seller Bank to Purchaser, sets forth, by category the amounts of all loans, leases, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of Seller and the Seller Bank that have been classified by any officer of the Seller Bank responsible for loan review or by any bank examiner as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans” (in the latter two cases, to the extent available) or words of similar import, and Seller and the Seller Bank shall promptly after the end of any month inform Purchaser of any such classification arrived at any time after the date hereof.

(t)  Deposits.    None of the deposits of Seller or the Seller Bank is a “brokered” deposit or subject to any encumbrance, legal restraint or other legal process except to the extent any such deposits serve as collateral for any Loan or are subject to legal restraint in the ordinary course of the banking business due to the action of the depositor or a third party.

(u)  Antitakeover Provisions Inapplicable.    Seller and the Seller Bank have taken all actions required to exempt Seller, the Seller Bank, this Agreement and the Merger from any provisions of an antitakeover nature in their charters and bylaws and the provisions of any federal or state “antitakeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(v)  Material Interests of Certain Persons.    No officer or director of Seller, or any “associate” (as such term is defined in Rule 12b-2 under the Exchange Act) of any such officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Seller or the Seller Bank, excluding loans made by the Seller Bank. No such interest has been created or modified since the date of the last regulatory examination of the Seller Bank.

(w)  Insurance.    Seller and the Seller Bank are presently insured, and since December 31, 1998, have been insured, for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by Seller and the Seller Bank are in full force and effect, Seller and the Seller Bank are not in default thereunder and all material claims thereunder have been filed in due and timely fashion. In the best judgment of Seller’s management, such insurance coverage is adequate.

(x)  Investment Securities.    (i) Except investments in Federal Home Loan Bank (“FHLB”) stock and pledges to secure state, county, and municipal deposits and FHLB borrowings pursuant to normal commercial terms and conditions and entered into in the ordinary course or business and restrictions applicable to securities held to maturity and securities available for sale under GAAP, none of the investments made by Seller or any the Seller Bank as reflected in the Seller Reports is subject to any restriction (contractual, statutory or otherwise)

that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii)  Neither Seller nor the Seller Bank is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the consolidated statements of condition and is a derivative contract (including various combinations thereof) (each, a “Derivatives Contract”) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(y)  Registration Obligations.    Neither Seller nor the Seller Bank is under any obligation, contingent or otherwise, to register any of its securities under the Securities Act or any banking regulations.

(z)  Indemnification.    Except as provided in the articles of incorporation or bylaws of Seller or the Seller Bank, neither Seller nor the Seller Bank is a party to any indemnification agreement with any of its present or future directors, officers, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of Seller (a “Covered Person”), and, to the best knowledge of Seller, there are no claims for which any Covered Person would be entitled to indemnification under the articles of incorporation or bylaws of Seller or the Seller Bank, applicable law regulation or any indemnification agreement.

(aa)  Books and Records.    The books and records of Seller and the Seller Bank have been, and are being, maintained in accordance with applicable legal and accounting requirements and reflect in all material respects the substance of events and transactions that should be included therein.

(bb)  Corporate Documents.    Seller has made available to Purchaser true and complete copies of its and the Seller Bank’s articles of incorporation and bylaws. The minute books of Seller and the Seller Bank constitute a complete and correct record of all actions taken by the respective boards of directors (and each committee thereof) and the stockholders of Seller and the Seller Bank.

(cc)  Disclosure.    To the knowledge of Seller, all material facts relating to the business, results of operations, financial condition, properties, assets and liabilities (contingent or otherwise) of Seller have been disclosed to Purchaser in, or in connection with, this Agreement. No representation or warranty contained in this Agreement, and no statement contained in any certificate, annex, list, letter or other writing furnished to the Purchaser pursuant to the provisions hereof, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances in which they were made, not misleading. No information material to the Merger or the Bank Merger and which is necessary to make the representations and warranties herein contained not misleading, has been withheld from, or has not been made available, to the Purchaser.

Section 2.03    Representations and Warranties of Purchaser.     Subject to Section 2.01, Purchaser represents and warrants to Seller that:

(a)  Corporate Organization and Qualification.    (i) Purchaser. Purchaser is a federal corporation duly incorporated, validly existing and in good standing under the laws of the United States of America. Purchaser is in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it requires such qualification. Purchaser has the requisite corporate and other power and authority (including all federal, state, local and foreign government authorizations) to carry on its businesses as they are now being conducted and to own its properties and assets.

(ii)  Merger Sub.    Merger Sub will, at the Effective Time, be a corporation duly incorporated and validly existing under the laws of the State of Alabama. At the Effective Time, Purchaser Bank will have received all requisite approvals of government authorities to own, and Purchaser Bank will own beneficially and of record, all of the outstanding capital stock of Merger Sub.

(iii)  Purchaser Bank.    Purchaser Bank is a federal savings association duly incorporated, validly existing and in good standing under the laws of the United States of America. Purchaser Bank is in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it requires such qualification. Purchaser Bank has the requisite corporate and other power and authority (including all federal, state, local and foreign government authorizations) to carry on its businesses as they are now being conducted and to own its properties and assets.

(b)  Authority.    Purchaser and Purchaser Bank each have the requisite corporate power and authority and each has taken all corporate action necessary in order to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement is a valid and binding agreement of each of Purchaser and Purchaser Bank enforceable against each of Purchaser and Purchaser Bank in accordance with its terms.

(c)  No Violations.    The execution, delivery and performance of this Agreement by Purchaser and Purchaser Bank does not, and the consummation of the transactions contemplated hereby will not, constitute (i) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Purchaser or Purchaser Bank or to which Purchaser or Purchaser Bank (or any of their properties) or Merger Sub is subject, or enable any person to enjoin the Merger or Bank Merger or the other transactions contemplated hereby, (ii) a breach or violation of, or a default under, the charter or bylaws of Purchaser, Purchaser Bank or Merger Sub or (iii) a breach or violation of, or a default under (or an event which with due notice or lapse of time or both would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of Purchaser, Purchaser Bank or Merger Sub under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Purchaser, Purchaser Bank or Merger Sub is a party, or to which any of their respective properties or assets may be bound or affected; and the consummation of the transactions contemplated hereby will not require any approval, consent or waiver under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the approval, consent or waiver of any other party to any such agreement, indenture or instrument, other than the required approvals, consents and waivers of governmental authorities referred to in Section 5.01(b). Neither Purchaser nor Purchaser Bank knows of any reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.01(b) should not be obtained without the imposition of any material conditions or restrictions. Purchaser Bank has a “Satisfactory” CRA rating and has not been the subject of protest or adverse community comment based upon CRA or equal credit opportunity considerations, since the date of its last CRA exam.

(d)  Consents.    Except as referred to herein or in connection, or in compliance, with the provisions of the HSR Act, the Securities Act, the Exchange Act, the BHCA, the BMA, the FDIA, the rules and regulations of the OTS, the ABCA, the banking laws of the State of Alabama, and the environmental, corporation, securities or blue sky laws or regulations of the various states, no filing or registration with, or authorization, consent or approval of, any other party is necessary for the consummation by Purchaser, Merger Sub or Purchaser Bank of the Merger, Bank Merger or the other transactions contemplated by this Agreement. Purchaser, Merger Sub and Purchaser Bank know of no reason why the approvals, consents and waivers of governmental authorities referred to in this Section 2.03(d) or in Section 4.05 should not be obtained without the imposition of any material condition or restriction. No Purchaser shareholder approval or Purchaser Bank depositor approval is required to consummate the transactions contemplated herein.

(e)  Absence of Claims.    No litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending claim, action or proceeding against Purchaser or any of its Subsidiaries (as defined below), which is reasonably likely, individually or in the aggregate, to materially hinder or delay consummation of the transactions contemplated hereby and, to the best of Purchaser’s knowledge, no such litigation, proceeding, controversy, claim or action has been threatened.

As used in this Agreement, unless the context requires otherwise, the term “Subsidiary” when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes or which is controlled, directly or indirectly, by such party.

(f)  Absence of Regulatory Actions.    Neither Purchaser nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from any Government Regulator, nor has it been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar undertaking.

(g)  Access to Funds.    As of the date of this Agreement, Purchaser Bank has, and on the Closing Date (as defined in Section 7.01) will have, access to all funds necessary to consummate the Merger and pay the aggregate Merger Consideration.

(h)  Fees.    Other than the financial advisory services performed for Purchaser by RP Financial, LC., neither Purchaser nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder’s fee, and no broker or finder has acted directly or indirectly for the purchase of any Subsidiary of Purchaser, in connection with this Agreement or the transactions contemplated hereby. Purchaser shall not be separately liable for any financial services advisory fees incurred by Seller or Seller Bank.

ARTICLE II

CONDUCT PENDING THE MERGER

Section 3.01    Conduct of Seller’s Business Prior to the Effective Time.

(a)  General.    Except as expressly provided in this Agreement, during the period from the date of this Agreement to the Effective Time, Seller shall, and shall cause the Seller Bank to, (i) conduct its business in the usual, regular and ordinary course consistent with prudent banking practice; (ii) maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees, (iii) take no action which would adversely affect or delay the ability of Seller, the Seller Bank or Purchaser to perform their covenants and agreements on a timely basis under this Agreement, (iv) take no action which would adversely affect or delay the ability of Seller, the Seller Bank or Purchaser to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any material, condition or restriction, and (v) take no action that results in or is reasonably likely to have a Material Adverse Effect on Seller, except that any actions taken by Seller or the Seller Bank pursuant to this Agreement, at the written request of Purchaser or with the written consent of Purchaser shall not be deemed to have a Material Adverse Effect on Seller.

(b)  Forbearance by Seller.    Without limiting the covenants set forth in Section 3.01(a) hereof, during the period from the date of this Agreement to the Effective Time, Seller shall not, and shall not permit the Seller Bank, without the prior written consent of Purchaser, which shall not be unreasonably withheld or delayed, to:

(i)  change any provisions of the articles of incorporation or bylaws of Seller or Seller Bank;

(ii) purchase Seller Common Stock, issue, deliver, sell, pledge, dispose of, grant, encumber, or authorize the issuance, delivery, sale, pledge, disposition, grant or encumbrance of, any shares of capital stock of any class of the Seller or the Seller Bank, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such currently reserved for future issuance or any other ownership interest, of the Seller or the Seller Bank, or enter into any agreement with respect to any of the foregoing other than as contemplated herein;

(iii) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, leases or assets to any individual, corporation or other entity or cancel, release or assign any indebtedness of any such person, except in the ordinary course of business or in amounts less than $10,000;

(iv) except for periodic salary adjustments and payment of annual bonuses, all in keeping with past practice, and previously disclosed to Purchaser, increase in any manner the compensation or fringe benefits of any of its employees or directors, or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees, or become a party to, amend or commit itself to or fund or otherwise establish any trust or account related to any Employee Plan with or for the benefit of any employee or director; terminate or increase the costs to Seller or the Seller Bank of any Employee Plan, other than as set forth in this Agreement; hire any employee (other than to replace an existing employee at a comparable salary); enter into or amend any employment, commission or bonus contract; make any discretionary contributions to any Employee Plan, or amend any Employee Plan other than as required by applicable laws or regulations and other than as may be necessary or advisable, in the opinion of Seller’s counsel, to maintain the tax qualified status of any such plan, provided that no such amendment shall increase the benefits payable under such plan or increase Purchaser’s obligations thereunder.

(v) except as contemplated by Section 4.02, change its method of accounting as in effect at June 30, 2002, except as required by changes in GAAP as concurred in writing by Seller’s independent auditors;

(vi) make any investment in any debt security, purchase of stock or securities, property transfers, or purchase of any property or assets of any other individual, corporation or other entity, in each case other than in the ordinary course of business and other than the purchase of FHLB common stock necessary to maintain Seller’s membership status with the FHLB of Atlanta;

(vii) enter into any contract or agreement that is not terminable without liability within 30 days, or make any change in, or terminate, any of its leases or contracts, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $15,000 per annum, and other than as specifically provided for in this Agreement;

(viii) pay, discharge or satisfy any claim, liability or obligation, other than payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of the Seller or the Seller Bank;

(ix) except in the ordinary course of business, or in amounts less than $10,000, waive or release any material right or collateral or cancel or compromise any extension of credit or other debt or claim;

(x) enter into any new line of business or materially expand the business currently conducted by the Seller and the Seller Bank or file any application to relocate or terminate the operations of any banking office of the Seller Bank;

(xi)  except to the extent required by applicable law or regulation, adopt or implement any new policy or practice or procedure with respect to its loan origination activities, the delegation of loan underwriting functions, the delegation of loan processing functions or alter the loan approval levels for any officer or employee of Seller with authority to approve loan originations or grant such authority to any person who does not have such authority as of the date hereof; Seller Bank shall consult with Purchaser Bank in connection with the renewal or extension of any loan of $75,000 or more.

(xii)  acquire or agree to acquire, by merging or consolidating with, or by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, Seller Bank or other business organization or division thereof or otherwise acquire or agree to acquire any assets, in each case which are material, individually or in the aggregate, to Seller;

(xiii)  incur any additional borrowings other than non-callable short-term (one year or less) FHLB borrowings consistent with past practice, or pledge any of its assets to secure any borrowings other than as required pursuant to the terms of borrowings of Seller or the Seller Bank in effect at the date hereof or in connection with borrowings permitted hereunder. Deposits shall not be deemed to be borrowings within the meaning of this paragraph;

(xiv)  make any single capital expenditure in excess of $5,000 or capital expenditures which are in the aggregate in excess of $10,000 for the Seller and the Seller Bank taken as a whole, provided that Seller Bank may spend up to $200,000 in connection with the construction of Seller Bank’s new branch on Ogletree Road in Auburn, Alabama;

(xv)  fail to maintain all its properties in repair, order and condition no worse than on the date of this Agreement or fail to maintain insurance until the Effective Date upon all its properties and with respect to the conduct of its business in amount and kind as now in existence and, if not available at rates presently paid by it, in such amount and kind as would be appropriate in the exercise of good business judgment;

(xvi)  make any investment or commitment to invest in real estate or in any real estate development project, other than real estate acquired in satisfaction of defaulted mortgage loans;

(xvii)  establish or make any commitment relating to the establishment of any new branch or other office facilities;

(xviii)  capitalize, lend to or otherwise invest in the Seller Bank, or invest in or acquire any equity or voting interest in any firm, corporation or business enterprise;

(xix)  nominate to the board of directors of Seller or the Seller Bank any person who is not a member of the board of directors of Seller as of the date of this Agreement;

(xx)  agree or make any commitment to take any action that is prohibited by this Section 3.01(b); or

(xxi) except for dividends or other distributions from Seller Bank to Seller, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to its capital stock.

Seller’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of Seller’s compliance with this Section 3.01.

Section 3.02    Conduct of Purchaser’s Business Prior to the Effective Time.    Except as expressly provided in this Agreement, during the period from the date of this Agreement to the Effective Time, Purchaser shall not, and shall cause its other Subsidiaries not to, (i) take any action that would cause the representation in Section 2.03(g) to fail to be true and accurate or that would adversely affect the ability of Purchaser to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or (ii) knowingly take any action, other than action consistent with acting in the ordinary course of business, which would materially adversely affect or delay the ability of Seller, the Seller Bank, Purchaser, or Purchaser Bank to obtain any necessary stockholder approvals or approvals, consents or waivers of any governmental authority required for the transactions contemplated hereby. Except as expressly provided in this Agreement, Merger Sub shall not conduct any business prior to the Effective Time.

Section 3.03    Cooperation.    Seller and Seller Bank shall cooperate with Purchaser, Purchaser Bank and Merger Sub and Purchaser, Purchaser Bank and Merger Sub shall cooperate with Seller and Seller Bank in completing the transactions contemplated hereby and shall not take, cause to be taken or agree or make any commitment to take any action: (i) that is reasonably likely to cause any of the representations or warranties of it that are set forth in Article II hereof not to be true and correct, or (ii) that is inconsistent with or prohibited by Section 3.01 or Section 3.02.

ARTICLE III

COVENANTS

Section 4.01    Acquisition Proposals.    (a) Seller agrees that neither it nor the Seller Bank nor any of the respective officers and directors of Seller or the Seller Bank shall, and Seller shall direct and use its best efforts to cause its employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or the Seller Bank) not to:

(i) initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to stockholders of Seller) with respect to a merger, consolidation or similar transaction involving, or any purchase of all or 25% or more of the assets or equity securities of, Seller or the Seller Bank, other than the transactions contemplated by this Agreement (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”); or

(ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent Seller or its board of directors from (i) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal or (ii) (A) providing information in response to a request therefore by a person who has made an unsolicited bona fide written Acquisition Proposal if the board of directors receives from such person so requesting such information an executed confidentiality agreement on terms no more favorable to such person than the confidentiality agreement between Purchaser and Seller, or (B) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (A) and (B) above, (x) the board of directors of Seller, after consultation with outside legal counsel, in good faith deems such action to be legally necessary for the proper discharge of its fiduciary duties under applicable law and (y) the board of directors of Seller determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a more favorable transaction than the transaction contemplated by this Agreement.

(b) Seller will notify Purchaser promptly if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with Seller after the date hereof, and the identity of the person making such inquiry, proposal or offer and the substance thereof and will keep Purchaser informed of any material developments with respect thereto immediately upon occurrence thereof. Subject to the foregoing, Seller will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Seller will promptly request each such person (other than Purchaser) that has previously executed a confidentiality agreement in connection with its consideration of a business combination with Seller or the Seller Bank to return or destroy all confidential information previously furnished to such person by or on behalf of Seller or the Seller Bank. By virtue of the execution of this Agreement, Seller acknowledges that Purchaser is a third party beneficiary of any and all confidentiality agreements entered into by Seller in the past six (6) months similar to the confidentiality agreement between the parties hereto, and Seller hereby agrees to use commercially reasonable efforts to enforce such confidentiality agreements and to permit Purchaser to assist in such enforcement with respect to the confidentiality agreements, set forth in Schedule 4.01(b).

Section 4.02    Certain Policies of Seller.    (a) Seller shall, and shall cause the Seller Bank to, consult with Purchaser and Purchaser Bank with respect to Seller Bank’s loan, litigation, real estate valuation policies and practices (including loan classifications and levels of reserves), investment and asset/liability management policies and practices and operating and internal control procedures.

(b)  Seller’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Section 4.02.

(c) Purchaser agrees to hold harmless, indemnify and defend Seller and the Seller Bank and their respective directors, officers and employees, from any loss, claim, liability or other damage caused by or resulting from compliance with this Section 4.02.

Section 4.03    Employees and Directors.    (a) Further Employment. All persons who are employees of the Seller Bank or Subsidiaries, immediately prior to the Effective Time (the “Seller Employees”) shall, at the Effective Time, become employees of the Purchaser Bank; provided, however, that in no event shall any of the Seller’s Employees be officers of the Purchaser Bank, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position in accordance with the bylaws of the Purchaser Bank. The Purchaser Bank shall not have any duty or obligation to continue to employ any of Seller’s Employees beyond the Effective Time; provided, however, that the Purchaser Bank will use reasonable efforts under the circumstances to place or retain such persons after the Effective Time in positions for which they are qualified. Purchaser and Seller shall consult with respect to the establishment of reasonable and customary “stay-pay” and severance arrangements, if necessary, with respect to Seller Bank employees, provided that no such arrangement may be entered into by Seller or Seller Bank without the written consent of Purchaser, which consent shall not be unreasonably withheld.

(b)  Employee Benefits.    As soon as practicable after the Effective Time, the Purchaser agrees to provide Seller’s and Seller Bank’s Employees who remain employed after the Effective Time (collectively, the “Transferred Seller Employees”) with similar types and levels of employee benefits maintained by the Purchaser and Purchaser Bank for its similarly situated employees; provided however, that the Transferred Seller Employees shall not participate in any Qualified Plan of the Purchaser or Purchaser Bank until January 1st of the calendar year following the calendar year in which the SIMPLE plan of Seller and/or Seller Bank (within the meaning of Section 408(p) of the Code) ceases accepting participant and employer contributions.

Transferred Seller Employees will be granted credit for years of service with the Seller or the Seller Bank for eligibility and vesting purposes in connection with Purchaser’s benefit plans, including vacation policy. The Purchaser will treat, and cause all of its benefit plans to treat, the service of Transferred Seller Employees with Seller or the Seller Bank as service rendered to the Purchaser for purposes of eligibility to participate, vesting and for all other benefits, including applicability of minimum waiting periods for participating, but in no event for purposes of benefit accrual (including minimum pension amount) attributable to any period before the Effective Time. Without limiting the foregoing, the Purchaser shall make reasonable efforts within the parameters of its existing plans not to treat any employee of the Seller or the Seller Bank as a “new employee” for purposes of any exclusions under any health or similar plans of the Purchaser for a pre-existing medical condition, and will make appropriate arrangements with its insurance carrier(s) to ensure such result. The Purchaser shall make responsible efforts within the parameters of its health insurance plans to honor any deductible or out-of-pocket expenses incurred under the applicable health insurance plans maintained by Seller and the Seller Bank as of the Effective Time.

(c)  Continuation of Other Plans.    The Purchaser shall have sole discretion with respect to determining whether or when to terminate, merge or continue any other employee benefit plans and programs of the Seller or the Seller Bank not covered by this Section 4.03;

provided, however, that the Purchaser shall continue to maintain such plans until the Seller Employees are permitted to participate in the Purchaser’s plan.

(d)  SIMPLE Plan.    Upon the request of Purchaser at least 60 days prior to the Closing Date, Seller shall take all such action as is necessary to terminate or freeze the Seller’s SIMPLE Plan on a date on or before the Effective Date or such other date specified by Purchaser.

(d)  Split Dollar Agreements.    Purchaser Bank shall maintain the split dollar insurance arrangement referenced in Schedule 4.03(e) to the extent specified in such Schedule 4.03(e). If Purchaser or Purchaser Bank so directs, Seller shall take such action as is necessary to terminate, or transfer to the insured, all other split dollar insurance arrangements maintained by the Seller or Seller Bank in a manner directed by Purchaser or Purchaser Bank.

Section 4.04    Access and Information.    Upon reasonable notice, Seller shall (and shall cause the Seller Bank to) afford to Purchaser and its representatives (including, without limitation, directors, officers and employees of Purchaser and its affiliates, and counsel, accountants and other professionals retained) such access during normal business hours and in a manner calculated to minimize any disruption of Seller’s operations throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as Purchaser may reasonably request. Purchaser will not, and will cause its representatives not to, use any information obtained pursuant to this Section 4.04 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Throughout the period prior to the Effective Time, Seller shall (and shall cause the Seller Bank to) afford to Purchaser and its representatives (including, without limitation, directors, officers and employees of Purchaser and its affiliates, and counsel, accountants and other professionals retained) the right to attend and observe all meetings of the Board of Directors of each of Seller or Seller Bank and all meetings of committees of the management or Board of Directors of each of Seller and Seller Bank and shall provide Purchase with reasonable notice of any such meetings; provided, however, that Purchaser and its representatives shall participate in such meetings only in the capacity as observers and shall not have any right to vote at such meetings. Subject to the requirements of law, Purchaser will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 4.04 in accordance with the confidentiality agreement between the Seller and the Purchaser and previously executed by the Purchaser. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto (or an affiliate of any party hereto) to be returned to the party which furnished the same.

Section 4.05    Certain Filings, Consents and Arrangements.    Purchaser, Purchaser Bank and Seller shall, and Purchaser Bank shall cause Merger Sub and Seller shall cause the Seller Bank to, (i) as soon as practicable (and in any event within thirty (30) days after the date hereof) make (or cause to be made), in substantially complete form, any filings and applications and provide any notices, required to be filed or provided in order to obtain all approvals, consents and waivers of governmental authorities and third parties necessary or appropriate for the consummation of the transactions contemplated hereby, (ii) cooperate with one another (A) in promptly determining what filings and notices are required to be made or approvals, consents or waivers are required to be obtained under any relevant federal, state or foreign law or regulation or under any relevant agreement or other document and (B) in promptly making any such filings and notices, furnishing information required in connection therewith and seeking timely to obtain any such approvals, consents or waivers and (iii) deliver to the other copies of all such filings, notices, applications and related correspondence promptly after they are filed. Purchaser acknowledges its primary responsibility for obtaining bank regulatory approval of the transactions contemplated herein. Purchaser shall and shall cause Purchaser Bank and Merger Sub to respond to any regulatory requests for additional information as promptly and practicable as possible and, in any event, within the time prescribed by regulatory authorities.

Section 4.06    Antitakeover Provisions.    Seller shall (and shall cause the Seller Bank to) take all steps (i) to exempt or continue to exempt Seller, this Agreement, and the Merger and the Bank Merger from any provisions of an antitakeover nature in Seller’s or the Seller Bank’s articles of incorporation and bylaws and the provisions of any federal or state antitakeover laws, and (ii) upon the request of Purchaser, to assist in any challenge by Purchaser to the applicability to this Agreement, the Merger and the Bank Merger of any federal or state antitakeover law.

Section 4.07    Additional Agreements.    Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable governmental entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

Section 4.08    Publicity.    Seller and Purchaser shall consult with each other in issuing any press releases or otherwise making public statements with respect to the acquisition contemplated hereby and in making any filings with any governmental entity or with any national securities exchange with respect thereto.

Section 4.09    Stockholders’ Meeting.    Seller shall use its best efforts, in accordance with applicable law and its articles of incorporation and bylaws, to convene a meeting of the holders of Seller Common Stock (the “Stockholder Meeting”) as promptly as practicable for the purpose of considering and voting on approval and adoption of the transactions provided for in this Agreement, no later than November 15, 2002. The board of directors of Seller shall (i) recommend that the holders of Seller Common Stock vote in favor of and approve the Merger and adopt this Agreement, and (ii) use its best efforts to solicit such approvals, in each case subject to its fiduciary duties if an Acquisition Proposal is received and Section 4.01(b) is applicable. Seller shall consult Purchaser with respect to the timing of the Stockholder Meeting.

Section 4.10    Proxy Statement.    As soon as practicable after the date hereof, Seller shall prepare a Proxy Statement, which shall be reasonably acceptable to counsel to Purchaser but, which need not comply with Section 14 of the Exchange Act and rules thereunder, for the purpose of taking stockholder action on the Merger and this Agreement and promptly mail the Proxy Statement to the holders of record (as of the applicable record date) of shares of voting stock of Seller. Seller represents and covenants that the Proxy Statement and any amendment or supplement thereto, with respect to the information pertaining to it or the Seller Bank at the date of mailing to its stockholders and the date of the Stockholder Meeting to be held in connection with the Merger, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.11    Notification of Certain Matters.    Each party shall give prompt notice to the others of: (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or the Seller Bank subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (ii) any event, condition, change or occurrence which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Event. Each of Seller and Purchaser shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

Section 4.12    Indemnification.    (a) From and after the Effective Time through the sixth anniversary of the Effective Date, Purchaser and Purchaser Bank agree to indemnify and hold harmless each person who is now or has been at any time prior to the date hereof or who becomes prior to the Effective Date, a director or officer of Seller or the Seller Bank or a director or officer of another entity expressly at Seller’s request or direction (each, an “Indemnified Party”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under Seller’s current Articles of Incorporation and any applicable banking laws, and to advance any such Costs to each Indemnified Party as they are from time to time incurred (subject to receipt of an undertaking to repay such advances if it is ultimately judicially determined that such Indemnified Party is not entitled to indemnification).

(b)  Any Indemnified Party wishing to claim indemnification under Section 4.12(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Purchaser thereof, but the failure to so notify shall not relieve Purchaser of any liability it may have hereunder to such Indemnified Party if such failure does not materially and substantially prejudice the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation, (i) Purchaser shall have the right to assume the defense thereof with counsel reasonably acceptable to the Indemnified Party and Purchaser shall not be liable to such Indemnified Party for any legal expenses of other counsel subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if Purchaser does not elect to assume such defense within a reasonable time or counsel for the Indemnified Party at any time advises that there are issues which raise conflicts of interest between Purchaser and the

Indemnified Party (and counsel for Purchaser in its reasonable judgment does not disagree), the Indemnified Party may retain counsel satisfactory to such Indemnified Party, and Purchaser shall remain responsible for the reasonable fees and expenses of such counsel as set forth above, to be paid promptly as statements therefore are received; provided however, that Purchaser shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any one jurisdiction with respect to any given claim, action, suit, proceedings or investigation unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; (ii) the Indemnified Party will reasonably cooperate in the defense of any such matter; and (iii) Purchaser shall not be liable for any settlement effected by an Indemnified Party without its prior written consent, which consent may be withheld unless such settlement is reasonable in light of such claims, actions, suits, proceedings or investigations against, and defenses available to, such Indemnified Party.

(c)  For a period of three years after the Effective Time, Purchaser shall cause to be maintained in effect for the former directors and officers of Seller coverage under a policy of directors’ and officers’ liability insurance no less advantageous to the beneficiaries thereof than the current policies of directors’ and officers’ liability insurance maintained by Seller; provided, however, that in no event shall Purchaser be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Subsection 4.12(c), more than 250% of the current cost (“Maximum Amount”); provided, further, that if the amount of the premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Purchaser shall obtain the most advantageous coverage of directors’ and officers’ insurance obtainable for an aggregate premium equal to the Maximum Amount; and provided, further, that officers and directors of Seller may be required to make application and provide customary representations and warranties to Purchaser’s insurance carrier for the purpose of obtaining such insurance.

ARTICLE IV

CONDITIONS TO CONSUMMATION

Section 5.01    Conditions to Each Party’s Obligations.    The respective obligations of each party to effect the Merger shall be subject to the fulfillment of the following conditions, none of which may be waived:

(a)  Stockholder Approval.    This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of Seller’s stockholders in accordance with applicable law and regulations.

(b)  Regulatory Approvals.    All necessary regulatory or governmental approvals, consents or waivers required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired; and all other permits, consents, waivers, clearances, approvals, authorizations of and filings with regulatory or governmental bodies and any third parties which are necessary to permit the consummation of the Merger and the other transactions contemplated hereby shall have been obtained or made. None of the approvals or waivers referred to herein shall contain any term or condition which would have a Material Adverse Effect on (i) Seller and the Seller Bank taken as a whole or (ii) Purchaser and its Subsidiaries taken as a whole.

(c)  No Orders, Injunctions or Restraints.    No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger or any other transaction contemplated by this Agreement.

(d)  Illegality.    No statute, rule, regulation, order injunction or decree shall have been enacted, entered, promulgated, interpreted, applied or enforced by any governmental authority which prohibits, restricts or makes illegal consummation of the Merger, the Seller Option Agreement, the Voting Agreements or any other transaction contemplated by this Agreement.

Section 5.02    Conditions to the Obligations of Purchaser Under this Agreement.     The obligations of Purchaser to effect the Merger shall be further subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Purchaser:

(a)  Representations and Warranties.    Each of the obligations of Seller and Seller Bank required to be performed by it at or prior to the Closing Date pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects, or timely cured, and the representations and warranties of Seller and Seller Bank contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except as to any representation or warranty which specifically relates to an earlier date), in each case subject to the standards of Section 2.01 of this Agreement. Purchaser shall have received a certificate to the foregoing effect signed by the chairman, the president and the chief financial officer of Seller and Seller Bank.

(b)  Agreements and Covenants.    All action required to be taken by, or on the part of, Seller and the Seller Bank to authorize the execution, delivery and performance of this Agreement and the consummation by Seller and the Seller Bank of the transactions contemplated hereby shall have been duly and validly taken by the board of directors and stockholders of Seller, and Purchaser shall have received certified copies of the resolutions evidencing such authorization.

(c)  Material Adverse Effect.    There shall not have occurred, after the date of this Agreement, any change or event concerning the Seller or the Seller Bank which has had or which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(d)  Update of Disclosure Schedules.    From time to time prior to the Effective Time, the Seller will promptly supplement or amend its disclosure schedules to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in its disclosure schedules or which is necessary to correct any information in its disclosure schedules which has been rendered inaccurate thereby. No supplement or amendment to its disclosure schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 5.02(a) hereof, as the case may be, or the compliance by the Seller with the covenants set forth in Article IV hereof, nor shall any supplement or amendment, in itself, be evidence or admission of any breach of any representation or warranty or of any covenant which may have required any different earlier disclosure.

(e)  Good Standing Certificates.    Purchaser shall have received certificates (such certificates to be dated as of a day as close as practicable to the Closing Date) from appropriate authorities as to the good standing or corporate existence, as applicable, of Seller and the Seller Bank.

(f)  Corporate Approvals.    Purchaser shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in Section 5.01(b)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument to which Purchaser or any of its Subsidiaries is a party or is otherwise bound, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser (after giving effect to the transactions contemplated hereby) or upon the consummation of the transactions contemplated hereby.

(g)  Other Certificates.    Seller shall have furnished Purchaser with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 5.02 as Purchaser may reasonably request.

Section 5.03    Conditions to the Obligations of Seller.    The obligations of Seller to effect the Merger shall be further subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Seller:

(a)  Representations and Warranties.    Each of the obligations of Purchaser required to be performed by it at or prior to the Closing Date pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects and the representations and warranties of Purchaser contained in this Agreement shall be true and correct, subject to Section 2.01, as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except as to any representation or warranty which specifically relates to an earlier date). Seller shall have received a certificate to the foregoing effect signed by the president and the chief financial officer of Purchaser.

(b)  Agreements and Covenants.    All action required to be taken by, or on the part of, Purchaser or Purchaser Bank to authorize the execution, delivery and performance of this Agreement and the consummation by Purchaser, Purchaser Bank and Merger Sub of the transactions contemplated hereby shall have been duly and validly taken by the board of directors and stockholders of Purchaser, Purchaser Bank and Merger Sub, and Seller shall have received certified copies of the resolutions evidencing such authorization.

(c)  Regulatory Approvals.    Purchaser and Purchaser Bank shall not have obtained all necessary regulatory approvals required to be obtained by them by February 28, 2003.

ARTICLE VI

TERMINATION

Section 6.01    Termination.    This Agreement may be terminated, and the Merger and all other transactions contemplated by this Agreement abandoned, prior to the Effective Date, either before or after its approval by the stockholders of Seller:

(a)  by the mutual consent of Purchaser and Seller, if the board of directors of each so determines by vote of a majority of the members of its entire board;

(b)  by Purchaser or Seller, if its board of directors so determines by vote of a majority of the members of its entire board, in the event of the failure of the stockholders of Seller to approve this Agreement at its meeting called to consider such approval; provided, however, that Seller shall only be entitled to terminate this Agreement pursuant to this clause (i) if it has complied with its obligations under Sections 4.09 and 4.10, or (ii) Purchaser or Purchaser Bank has failed to timely satisfy any condition required to be met by Purchaser or Purchaser Bank;

(c)  by Purchaser or Seller by written notice to the other party if either (i) any approval, consent or waiver of a governmental authority required to permit consummation of the transactions contemplated hereby shall have been denied and such denial is final and non-appealable or (ii) any governmental authority of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement;

(d)  by Purchaser or Seller, if its board of directors so determines by vote of a majority of the members of its entire board, in the event that the Merger is not consummated by March 31, 2003, unless the failure to so consummate by such time is primarily due to the breach of any representation, warranty or covenant contained in this Agreement by the party seeking to terminate; or

(e)  by Purchaser or Seller (providing that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 20 business days after the giving of written notice to the breaching party of such breach, such that the conditions set forth in Sections 5.02(a) and 5.03(a), as applicable, would then not be satisfied by the breaching party.

Section 6.02    Effect of Termination; Expenses.     (a) In the event of the termination of this Agreement by either Purchaser or Seller, pursuant to Section 6.01, this Agreement shall thereafter become void and, subject to the provisions of Section 8.02, there shall be no liability on the part of any party hereto or their respective officers or directors, except that any such termination shall be without prejudice to the rights of any party hereto arising out of the willful breach by any other party of any covenant, representation or obligation contained in this Agreement as set forth in Section 6.02(b).

(b)  If this Agreement is terminated at such time that this Agreement is terminable pursuant to 6.01(e) due to a willful breach by Purchaser or Seller of a representation, warranty or covenant, the satisfaction or performance of which was within the control of the breaching party, then the breaching party shall promptly (but no later than five (5) business days after receipt of notice from the non breaching party) pay to the non breaching party in cash an amount equal to all documented out of pocket expenses and fees incurred by the non breaching party (including, without limitation, fees and expenses payable to all legal, accounting, financial, public relations and other professional advisors arising out of, in connection with or related to the Merger or the transactions contemplated by this Agreement) not in excess of $200,000. If one party fails to promptly pay to any other party any amount due hereunder, the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rates as published in the Wall Street Journal from the date such fee was required to be paid.

Section 6.03    Third Party Termination.    In recognition of the efforts, expenses and other opportunities foregone by Purchaser while structuring the Merger, the parties agree that:

(a)  Seller shall pay to Purchaser a termination fee of $275,000 in cash on demand within five business days after written demand for payment is made by Purchaser if, during the period prior to the termination of this Agreement in accordance with its terms, either of the following occurs:

(i)    without Purchaser’s prior written consent, Seller shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or Seller shall have entered into an agreement with any person (other than Purchaser or any subsidiary of Purchaser) to effect (A) a merger, consolidation or similar transaction involving Seller or any of its Subsidiaries, (B) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of Seller or any of its Subsidiaries representing in either case 25% or more of the consolidated assets or deposits of Seller and its Subsidiaries or (C) the issuance, sale or other disposition by Seller of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 25% or more of the voting power of Seller or any of its Subsidiaries (each of (A), (B) or (C), an “Acquisition Transaction”); provided, however, that the term “Acquisition Transaction” does not include any internal merger or consolidation involving only Seller and/or its Subsidiaries; or

(ii)   any person (other than Purchaser, any subsidiary of Purchaser) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of, or the right to acquire beneficial ownership of, or any “group” (as such term is defined in Section 13(d)(3) of the Exchange Act), other than a group of which Purchaser or any subsidiary of Purchaser is a member, shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, 25% or more of the voting power of Seller or any of its significant subsidiaries; and

(b)  Seller shall pay to Purchaser a termination fee of $275,000 in cash on demand within five business days after written demand for payment is made by Purchaser if (1) during the period prior to the termination of this Agreement in accordance with its terms, and (2) after a bona fide proposal is made by a third party to Seller or its stockholders to engage in an Acquisition Transaction, any of the following occurs:

(i)     Seller shall breach any covenant or obligation contained in this Agreement and such breach would entitle Purchaser to terminate this Agreement;

(ii)    the holders of Seller Common Stock shall not approve this Agreement at the meeting (including any adjournments or postponements thereof) of such stockholders held for the purpose of voting on this Agreement, or such meeting shall not have been held by November 15, 2002, or shall have been canceled prior to termination of this Agreement; or

(iii)   Seller’s board of directors shall have withdrawn or modified in a manner adverse to Purchaser the recommendation of Seller’s board of directors with respect to this Agreement.

Full payment pursuant to this Section 6.03(a), (b) and (c) shall be deemed to be liquidated damages and, upon such payment, neither Seller nor Purchaser shall have any further liability to the other under this Agreement or the Plan of Bank Merger. Notwithstanding the foregoing, Seller shall not be obligated to pay to Purchaser any termination fee pursuant to this Section 6.03 in the event that (i) Seller or Purchaser validly terminates this Agreement pursuant to Section 6.01(a) or 6.01(c), (ii) Seller terminates this Agreement pursuant to Section 6.01(d), or (iii) the Merger is terminated under Section 6.01(e) as a result of Purchaser’s failure to satisfy the conditions set forth in Section 5.03. Seller shall not be obligated to pay a termination fee to Purchaser under both Section 6.01(a) and 6.01(b). If Seller is obligated to pay a termination fee to Purchaser under Section 6.01(a) or 6.01(b), Seller shall not be obligated to pay any amounts to Purchaser under Section 6.02(b).

ARTICLE VII

CLOSING, EFFECTIVE DATE AND EFFECTIVE TIME

Section 7.01    Effective Date and Effective Time.    Subject to the provisions of Article V and VI, the closing of the transactions contemplated hereby shall take place at the offices of Johnson, Caldwell & McCoy, Suite 201, 117 North Lanier Avenue, Lanett, Alabama 36863, on such date (the “Closing Date”) and such time as Purchaser reasonably selects within ten business days after the expiration of all applicable waiting periods in connection with approvals of governmental authorities and all conditions to the consummation of this Agreement are satisfied or waived (other than the delivery of those documents to be delivered on the Closing Date), or on such earlier or later date as may be agreed by the parties, and in any event upon at least five business days prior written notice to Seller. Prior to the Closing Date, Purchaser and Seller shall execute a certificate of merger in accordance with all appropriate legal requirements and shall immediately thereafter be filed as required by the ABCA, and the Merger provided for herein shall become effective upon such filing or on such date as may be specified in such certificate of merger which date is mutually satisfactory to Seller and Purchaser. The date of such filing or such later effective date is herein called the “Effective Date.” The “Effective Time” of the Merger shall be as set forth in such certificate of merger.

Section 7.02    Deliveries at the Closing.    Subject to the provisions of Articles V and VI, on the Closing Date there shall be delivered to Purchaser and Seller the documents and instruments required to be delivered under Article V.

ARTICLE VIII

OTHER MATTERS

Section 8.01    Certain Definitions; Interpretation.    As used in this Agreement, the following terms shall have the meanings indicated:

“material” means material to Purchaser or Seller (as the case may be) and its respective subsidiaries, taken as a whole.

“person” includes an individual, corporation, limited liability company, partnership, Seller Bank, trust or unincorporated organization.

When a reference is made in this Agreement to Sections, Annexes, Exhibits or Schedules, such reference shall be to a Section of, or Annex, Exhibit or Schedule to, this Agreement unless otherwise indicated. Regardless of the specific enumeration of any Schedule, the information contained therein shall be deemed to modify each representation to which it reasonably relates. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include”, “includes”, or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

Section 8.02    Non-Survival of Representations and Warranties.    Only those agreements and covenants of those parties that are by their terms applicable in whole or in part after the Effective Time shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of this Agreement and shall not survive the Effective Time. If this Agreement shall be terminated, the agreements of the parties in the last two sentences of Section 4.04, Section 6.02 and Section 8.06 shall survive such termination.

Section 8.03    Waiver; Amendment.    Prior to the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision; or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto approved by their respective boards of directors, except that no amendment may be made (a) that would contravene any provision of the ABCA or applicable federal and state banking laws, rules and regulations, or (b) that would modify the form or decrease the amount of the Merger Consideration or otherwise materially adversely affect the stockholders of Seller after the adoption of this Agreement by the stockholders of Seller, without the further approval of Seller’s stockholders to the extent required by applicable law.

Section 8.04    Counterparts.    This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

Section 8.05    Governing Law.    This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Alabama, without regard to conflicts of laws principles, except as superceded by Federal law.

Section 8.06    Expenses.    Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

Section 8.07    Notices.    All notices, requests, acknowledgments and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, overnight courier or facsimile transmission (confirmed in writing) to such party at its address or facsimile number set forth below or such other address or facsimile transmission as such party may specify by notice to the other party hereto.

If to Seller or Seller Bank, to: David Strobel Chairman of the Board of Directors EBA Bancshares, Inc. 3702 Pepperell Parkway Opelika, AL 36801 Telephone: (334) 821-0928 Facsimile: (334) 821-0672

With copies to: Laurence D. Vinson, Jr. Bradley Arant Rose & White LLP One Federal Place 1819 Fifth Avenue North Birmingham, AL 35203 Telephone: (205) 521-8607 Facsimile: (205) 488-6607

If to Purchaser or Purchaser Bank, to:

Robert L. Johnson
President and Chief Executive Officer
Charter Financial Corporation
600 Third Avenue
West Point, GA 31833

Telephone:    (706) 645-3249
Facsimile:     (706) 645-1370

With copies to:

V. Gerard Comizio, Esq.
Thacher Proffitt & Wood
1700 Pennsylvania Avenue, NW, Suite 800
Washington, DC 20006

Telephone:    (202) 347-8400
Facsimile:    (202) 626-1930

Section 8.08    Entire Agreement; Etc.    This Agreement, together with Annexes and Schedules hereto, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement. This Agreement may be specifically enforced by either party in addition to any other remedy available at law or in equity.

Section 8.09    Assignment.    This Agreement may not be assigned by any party hereto without the written consent of the other parties.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

CHARTER FINANCIAL CORPORATION By: /S/ ROBERT L. JOHNSON Name: Robert L. Johnson Title: President and Chief Executive Officer

CHARTERBANK By: /S/ ROBERT L. JOHNSON Name: Robert L. Johnson Title: President and Chief Executive Officer

EBA BANCSHARES, INC. By: /S/ DAVID STROBEL Name: David Strobel Title: Chairman of the Board of Directors

AGREEMENT AND PLAN OF MERGER

DATED AS OF THE 10TH DAY OF SEPTEMBER, 2002

BY AND BETWEEN

CHARTER ACQUISITION SUB I, INC.

AND

EBA BANCSHARES, INC.

This AGREEMENT AND PLAN OF MERGER dated as of September 10, 2002 (the “Plan of Merger”) is entered into by and between CHARTER ACQUISITION SUB I, INC. (“Merger Sub”), an Alabama corporation, and EBA BANCSHARES, INC., an Alabama corporation registered as a bank holding company (“Seller”), pursuant to an Agreement and Plan of Merger, dated as of September 10, 2002 (“Merger Agreement”), by and among Charter Financial Corporation (“Purchaser”), CharterBank (“Purchaser Bank”) and Seller. Merger Sub is a wholly-owned subsidiary of Purchaser Bank. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

In consideration of the mutual covenants and agreements set forth herein and subject to the terms and conditions of the Merger Agreement, the parties hereto agree as follows:

Section 1.    The Merger.    On the effective date, Merger Sub shall be merged with and into Seller, with Seller being the surviving entity (the “Merger”). The Merger shall be subject to the terms and conditions of the Merger Agreement. Upon completion of the Merger, the separate corporate existence of Merger Sub shall thereupon cease. Seller shall continue to be governed by the laws of the State of Alabama and its separate corporate existence with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

Section 2.    Name of Surviving Corporation.    The name of the surviving corporation in the Merger (the “Surviving Corporation”) shall be EBA Bancshares, Inc.

Section 3.    Location of Office.    The business of the Surviving Corporation shall be conducted at 600 Third Avenue, West Point, Georgia 31833.

Section 4.    Effect on Outstanding Shares.

(a) By virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of Seller Common Stock issued and outstanding at the effective time of the Merger (the “Effective Time”), other than the Excluded Shares, shall become and be converted into the right to receive $17.00 in cash, without interest, as provided in Section 1.03 of the Merger Agreement. At the Effective Time, each share of Seller Common Stock held as treasury stock of Seller and shares directly or indirectly held by Purchaser, shall be cancelled and retired and cease to exist, and no exchange or payment shall be made with respect thereto.

(b) The shares of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall become shares of the Surviving Corporation at the Effective Time by virtue of the Merger, automatically and without any action on the part of the holder thereof, and shall thereafter constitute all of the issued and outstanding shares of the capital stock of the Surviving Corporation.

Section 5.    Assets and Liabilities.    At the Effective Time, all assets and property (real, personal, and mixed, tangible and intangible, rights, and credits) then owned by Seller shall pass to and vest in the Surviving Corporation without any conveyance or other transfer. The Surviving Corporation shall be deemed to be a continuation of Seller. The rights and obligations, including liabilities, of Seller shall become the rights and obligations of the Surviving Corporation.

Section 6.    Directors and Officers of Merger Sub.    At the Effective Time, the directors and officers of Merger Sub shall become directors and officers of the Surviving Corporation.

Section 7.    Articles of Incorporation and Bylaws.    At the Effective Time, the articles of incorporation and bylaws of Seller shall be amended in their entirety to conform to the articles of incorporation and bylaws of the Merger Sub in effect immediately prior to the Effective Time and shall become the articles of incorporation and bylaws of the Surviving Corporation.

Section 8.    Termination.    This Plan of Merger shall terminate automatically at such time as the Merger Agreement is terminated.

Section 9.    Stockholder Approval.    The transactions contemplated by this Plan of Merger have been approved by the affirmative vote of a majority of the outstanding shares of Seller and by Purchaser as sole shareholder of Merger Sub.

Section 10.    Counterparts.    This Plan of Merger may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one instrument.

Section 11.    Severability.    Any provision of this Plan of Merger which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

Section 12.    Captions and References.    The captions contained in this Plan of Merger are for convenience of reference only and do not form a part of this Plan of Merger.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be duly executed as of the date first above written.

CHARTER ACQUISITION SUB I, INC. (IN FORMATION)

By:	/S/ ROBERT L. JOHNSON
Robert L. Johnson President and Chief Executive Officer

EBA BANCSHARES, INC.

By:	/S/ DAVID STROBEL
David Strobel Chairman of the Board of Directors

PLAN OF BANK MERGER

DATED AS OF THE 10TH DAY OF SEPTEMBER, 2002

BY AND BETWEEN

CHARTERBANK

AND

EAGLE BANK OF ALABAMA

THIS PLAN OF BANK MERGER (“Plan of Merger”) dated September 10, 2002, is by and between CharterBank (the “Purchaser Bank”), a federal savings association, and Eagle Bank of Alabama (the “Seller Bank”) an Alabama savings bank and a wholly owned subsidiary of EBA Bancshares, Inc., an Alabama corporation (the “Seller”), pursuant to an Agreement and Plan of Merger dated as of September 10, 2002 (the “Agreement”) by and among Charter Financial Corporation (“Purchaser”), Purchaser Bank and the Seller. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Agreement.

BACKGROUND

1.    The authorized capital stock of the Seller Bank consists of 1,000,000 shares of Class A common stock, par value $.01 per share (the “Seller Bank Common Stock”), of which 496,852 shares are issued and outstanding, and 5,000 shares of Class B common stock, par value $1.00 per share (“Seller Bank Class B Stock”) of which no shares are issued and outstanding.

2.    The respective Boards of Directors of the Purchaser Bank and the Seller Bank deem the merger of the Seller Bank with and into the Purchaser Bank, pursuant to the terms and conditions set forth or referred to herein, to be desirable and in the best interests of the respective corporations and their respective shareholders and depositors.

3.    The respective Boards of Directors of the Purchaser Bank and the Seller Bank have adopted resolutions approving this Plan of Merger. The respective Boards of Directors of the Purchaser Bank, the Seller and the Seller Bank have adopted resolutions approving the Agreement, pursuant to which this Plan of Merger is being executed by the Purchaser Bank and the Seller Bank.

AGREEMENT

In consideration of the promises and of the mutual covenants and agreements herein contained, and in accordance with the applicable laws and regulations of the United States of America and the State of Alabama, the Purchaser Bank and the Seller Bank, intending to be legally bound hereby, agree:

ARTICLE I

MERGER

Subject to the terms and conditions of this Plan of Merger and in accordance with the applicable laws and regulations of the United States of America and the State of Alabama, on the Effective Date (as that term is defined in Article V hereof) the Seller Bank shall merge with and into the Purchaser Bank; the separate existence of the Seller Bank shall cease; and the Purchaser Bank shall be the surviving corporation (such transaction is referred to herein as the “Merger” and the Purchaser Bank, as the surviving corporation in the Merger, is referred to herein as the “Surviving Bank”). The Purchaser Bank, whose name will remain unaffected by the Merger, will have its home office at West Point, Georgia and its branch offices at the locations listed on Exhibit “A.”

ARTICLE II

CHARTER AND BYLAWS

On and after the Effective Date, the Federal Stock Charter and Bylaws of the Purchaser Bank, as in effect immediately prior to the Effective Date, shall automatically be and remain the Federal Stock Charter and Bylaws of the Surviving Bank, until altered, amended, or repealed.

ARTICLE III

BOARD OF DIRECTORS

3.1    Board of Directors. On and after the Effective Date, the directors of the Surviving Bank shall consist of the directors of the Purchaser Bank duly elected and holding office immediately prior to the Effective Date. The names and residence addresses of the directors are:

Name	Residence Address
John W. Johnson, Jr.	2201 First Street Lanett, Alabama 36863
Robert L. Johnson	3345 Barnes Mill Road Hamilton, Georgia 31811
William B. Hudson	1201 Vernon Road LaGrange, Georgia 30240
Thomas M. Lane	2407 11th Avenue Valley, Alabama 36854
Jane W. Darden	4301 18th Street, NW Lanett, Alabama 36863
R. Terry Taunton	2233 Judge Brown Road Valley, Alabama 36854
David Z. Cauble, III	1002 Broad Street LaGrange, Georgia 30240

ARTICLE IV

CONVERSION OF SHARES

4.1    Common Stock of the Seller Bank. Each share of the Seller Bank Common Stock issued and outstanding immediately prior to the Effective Date, and each share of the Seller Bank Common Stock issued and held in the treasury of the Seller Bank as of the Effective Date, if any, shall, on the Effective Date, be canceled, and no cash, stock or other property shall be delivered in exchange therefor.

ARTICLE V

EFFECTIVE DATE OF THE MERGER

The Merger shall be effective on the date on which all filings with government agencies, as may be required under applicable laws and regulations for the Merger to become effective, are made and accepted by the applicable agencies (the “Effective Date”).

ARTICLE VI

EFFECT OF THE MERGER

6.1    Separate Existence.    On the Effective Date the separate existence of the Seller Bank shall cease and all of the property (real, personal and mixed), rights, powers, duties and obligations of the Seller Bank shall be taken and deemed to be transferred to and vested in the Surviving Bank, without further act or deed, as provided by applicable laws and regulations.

6.2    Savings Accounts.    After the Effective Date, the Purchaser Bank will continue to issue savings accounts on the same basis as immediately prior to the Effective Date.

ARTICLE VII

CONDITIONS PRECEDENT

The obligations of the Purchaser Bank and the Seller Bank to effect the Merger shall be subject to satisfaction, unless duly waived by the party permitted to do so, of the conditions precedent set forth in the Agreement.

ARTICLE VIII

TERMINATION

This Plan of Merger shall terminate upon any termination of the Agreement in accordance with its terms; provided, however, that any such termination of this Plan of Merger shall not relieve any party hereto from liability on account of a breach by such party of any of the terms hereof or thereof.

ARTICLE IX

AMENDMENT

Subject to applicable law, this Plan of Merger may be amended at any time prior to consummation of the Merger, but only by an instrument in writing signed by duly authorized officers on behalf of the parties hereto.

ARTICLE X

MISCELLANEOUS

10.1    Extensions; Waivers.    Each party, by a written instrument signed by a duly authorized officer, may extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive compliance with any of the covenants, or performance of any of the obligations, of the other party contained in this Plan of Merger.

10.2    Notices.    Any notice or other communication required or permitted under this Plan of Merger shall be given, and shall be effective, in accordance with the provisions of Section 8.07 of the Agreement.

10.3    Captions.    The headings of the several Articles and Sections herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Plan of Merger.

10.4    Counterparts.    For the convenience of the parties hereto, this Plan of Merger may be executed in several counterparts, each of which shall be deemed the original, but all of which together shall constitute one and the same instrument.

10.5    Governing Law.    This Plan of Merger shall be governed by and construed in accordance with the laws of the United States of America and, in the absence of controlling Federal law, in accordance with the laws of the State of Alabama.

IN WITNESS WHEREOF, the Purchaser Bank and Seller Bank have caused this Plan of Merger to be executed by their duly authorized officers and their corporate seals to be hereunto affixed on the date first written above.

CHARTERBANK

By:	/S/ ROBERT L. JOHNSON
Robert L. Johnson President and Chief Executive Officer

EAGLE BANK OF ALABAMA

By:	/S/ DAVID STROBEL
David Strobel Chairman of the Board of Directors

EXHIBIT “A”
TO PLAN OF MERGER

PURCHASER BANK
OFFICE LOCATIONS

Corporate Headquarters:	600 Third Avenue West Point, Georgia 31833
Full Service Banking Locations:
West Point Branch:	600 Third Avenue West Point, Georgia 31833
LaGrange Branch:	300 Church Street LaGrange, Georgia 30240
Valley Branches:	91 River Road Valley, Alabama 36854
3500 20th Avenue Valley, Alabama 36854
Auburn Branch:	1605 E. University Drive Auburn, Alabama 36830
Loan Production Offices:
Newnan Office:	15 Ruth Drive, Suite C Newnan, Georgia
Monroeville Office:	27 North Mount Pleasant Avenue Monroeville, Alabama
Phenix City Office:	1212 Seventh Avenue, Suite B & C Phoenix City, Alabama 36867
Technical & Support Services:
Operations Center:	300 West 7th Street West Point, Georgia
Operations Center:	610 Gilmer Avenue Lanett, Alabama
Human Resources Center:	2900 20th Avenue Valley, Alabama
PURCHASER BANK ATM LOCATIONS
Lanett ATM:	610 S. Gilmer Avenue Lanett, Alabama 36863

Valley ATMs:	Lanier Hospital 4800 4th Street Valley, Alabama 36854
LTD Chevron 377 Fob James Drive Valley, Alabama 36854
The Landing at Long Bridge 9883 Lee Road 379 Valley, Alabama 36854
LaFayette ATM:	13090 C.L. Tolbert Jr. Parkway LaFayette, Alabama 36862
SELLER BANK OFFICE LOCATIONS
Corporate Headquarters:	3702 Pepperell Parkway Opelika, Alabama 36801
Full Service Banking Locations:
Opelika Branches:	3702 Pepperell Parkway Opelika, Alabama 36801
114 South Seventh Street Opelika, Alabama 36801
Auburn Branch:	1642 S. College Street Auburn, Alabama 36832